Exhibit 1
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FOR IMMEDIATE RELEASE                                     30 November 2006


                              WPP Group plc ("WPP")


WPP has submitted the 2005 Annual Report and Accounts for WPP 2005 Limited to the UK Listing Authority. The Report will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at :

Financial Services  Authority
25 The North Colonnade
Canary Wharf
London E14 5 HS

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